MAG Silver Corp

For Immediate Release

December 12, 2006

MAG SILVER AND PEÑOLES INTERSECT MORE

HIGH GRADE AT JUANICIPIO

 1,893 GRAMS PER TONNE SILVER (60.8 OUNCES) and 4.46 GRAMS PER TONNE GOLD OVER 7.7 METRES.

Vancouver, B.C…. MAG Silver Corp (TSXV: MAG) and Industrias Peñoles S.A. de C.V. announce drilling results of 6 completed holes from the 18,000 metre definition drill program currently underway on the Valdecañas Silver/Gold vein discovery within the Juanicipio joint venture, Fresnillo District, Zacatecas State, Mexico. Drilling to date has intersected the Valdecañas Vein along a strike length of 200 metres and a dip length of 500m or vertical height of at least 350 metres beginning at 1505 metres above sea level. It is also apparent that the high grade vein is open down dip and to the west and is faulted to the east. Drills are currently operating both to the east and to the west. (See www.magsilver.com under recent updates for diagrams).

Discovery Section “M” Holes are presented top to bottom on the section.

(Holes 16 and 17 reported earlier)

Hole #	From	To	Width	Silver	Silver	Gold	Lead	Zinc	Elev. ASL
			metres	Grams/T	Ounces/T	Grams/T	%	%	metres
JI-06-MA*	429.6	431.05	1.45	56	1.80	0.56	0.02	0.02	1860
Footwall vein	452.25	453.05	0.80	165	5.31	0.78	0.50	0.38
JI-06-MB*	606.7	608.3	1.60	2,210	71.05	6.96	0.62	0.32	1840
JI-06-17	625.20	633.25	8.05	1,347	43.4	0.50	1.31	2.69	1745
Including	628.6	633.25	4.65	2,255	72.7	0.20	2.04	3.55
JI-05-16	680.9	687.25	6.35	1,798	57.8	2.91	3.43	5.51	1715
Including	682.1	685.08	2.95	2,007	90.3	3.27	5.94	9.14
JI-06-ME*	684.65	692.35	7.70	1,893	60.8	4.46	2.16	4.68	1665
Including	684.65	689.00	4.35	2,725	87.6	7.54	1.80	3.91
Footwall vein	745.05	747.20	2.15	111	3.57	Assays	pending
JI-06-MF*	815.5	823.7	8.20	Assays	pending	Assays	pending		1555

* New holes for this release

Discovery Section “M”

Holes are discussed below in a top to bottom order on the discovery section “M”

The assays from Hole 06-MA returned 56 grams per tonne silver (1.80 ounces) over 1.45 metres (1.2 metres true width). Gold and base metal assays are pending for MA. This intercept is 160m up dip and 140m west of Hole 16 and possibly marks the top of the Valdecañas Vein. This hole also clipped the top of the Footwall vein first intersected in Hole 17. It returned 0.8 metres of 165 grams per tonne silver (5.31 ounces per tonne) and 0.78 grams per tonne gold. These values are consistent with the upper parts of high grade veins in the Fresnillo District.

Assay results from Hole 06-MB returned 2,210 grams per tonne silver (71.05 ounces) and 6.96 grams per tonne gold (0.22 ounces) over 1.6 metres (estimated 1.5 metres true width) in the Valdecañas Vein. Hole 06-MB is a 100 metre up dip and 100 metre west intercept from Hole 16 (Discovery hole on section M) reported in an earlier press release. See table below for details. Drilling condition did not allow for the hole to continue to intersect the footwall vein.

For  details of Holes 06-16 (6.35 metres of 1,798 grams per tonne silver (57.8 ounces) and 2.91 grams per tonne gold) and Hole 06-17( 8.05 metres of 1,347 grams per tonne silver (43.3 ounces) and 0.50 grams per tonne gold) see press releases dated January 23rd, and October 23rd, 2006.

Assay results from Hole 06-ME returned 1,893 grams per tonne silver (60.8 ounces) and 4.46 grams per tonne gold (0.14 ounces) over 7.70 metres (estimated 7.0 metres true width) also in the Valdecañas vein. Hole 19 is a 50 metre down dip and 25 metre east intercept from hole 16 reported in an earlier press release (January 23rd, 2006). The footwall vein was also intersected and returned 2.15 metres (2.0 metres true width) of 111 grams per tonne silver (3.57 ounces per tonne) with assays pending for the gold and base metals.

Hole 06-MF drilled to depth on the discovery section intersected an 8.2 metre wide vein from 815.5 to 823.7 metres with visible sulphide mineralization consistent with previous holes. Assays are pending. This hole is also the deepest intersection to date giving the vein at least a dip length of 500m and a vertical height of 350 metres. The vein is still open down dip and along strike to the west. See diagrams on the web site and the table above for further details.

It also apparent that Hole JU-7 drilled by MAG Silver in 2003 possibly hit the very top of the Valdecañas Vein where results included an intercept of 0.5 metres of 594 grams per tonne silver (19.1 ounces) and 0.6 grams per tonne gold.

Section “O” (200m east section)

Hole 06-OD was drilled from the same set up as holes 13 and 16 and 17. It was planned to intersect the vein 200m to the east. This hole failed to reach the vein and indicated that the vein is possibly faulted to the north.

Hole 06-OC was drilled from a new set up 220m north and 100m east of hole 16 (Section M). This hole also failed to reach the vein and is also believed to indicate the east portion of the vein is faulted to the north. A third hole, Hole 06-OB  on this section is set up 200m north of hole 06-OD and is in progress and testing for the eastern extension of the Valdecañas Vein will continue.

Section K (200m west section)

Hole 06-KD the first hole on this section is in progress and results are pending.

Further drill and assay results will be forthcoming over the next several months. Three drills are currently working on the Valdecañas Vein at Juanicipio.

The Peñoles/MAG Juanicipio Joint Venture, where Peñoles is earning a 56% interest, lies 5 kilometres west from the principal production head-frame of the Fresnillo Mine, and 1.5 kilometres west from the Saucito Vein, currently undergoing preproduction development with construction of a planned 600m shaft and a 2,200 metre decline.

Quality Assurance and Control:  The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Hermosillo, Sonora, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples pulps are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development ) of Peñoles in Monterrey, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613). Dr. Megaw is not independent as he is a shareholder of MAG Silver Corporation and is a vendor of two projects, other than Juanicipio, whereby he may receive additional shares.

About Peñoles (www.penoles.com.mx)

Industrias Peñoles, S.A. de C.V. and its subsidiaries make up one of Mexico’s largest industrial conglomerates. Since its founding in 1887, this group has been engaged in the sustainable exploitation of non-renewable natural resources. Peñoles is an integral part of Grupo BAL, a private, diversified group made up of independent Mexican companies ranging from mining to insurance to retail. Peñoles’ productive operations are currently located in Mexico, where it operates the world’s richest silver mine (Fresnillo), the world’s fourth largest metallurgical complex in terms of the value of its production, and the largest sodium sulphate plant in the world. These operations make Peñoles the world’s largest producer of refined silver, metallic bismuth and sodium sulphate, and a leader in Latin America in refined gold, lead and zinc.

About MAG Silver Corp ( www.magsilver.com )

MAG Silver is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSX-V under the symbol MAG.

On behalf of the Board of

MAG SILVER CORP

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710
For further information on behalf of Industrias Peñoles S.A. de C.V. Contact Emilio Fandiño, Investor Relations
Website: Phone:	www.penoles.com.mx 52 (55) 5279 3250	Email: Fax:	Emilio_Fandino@penoles.com.mx 52 (55) 5279 3217

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.